AURAMET TRADING, LLC Suite 645, 2 Executive Drive Fort Lee, NJ 07024 Phone: 201-905-5000 Fax: 201-905-5001

MASTER PURCHASE CONTRACT
&
BILL OF SALE

February 14, 2012

Mr. Brian Kirwin
Chief Executive Officer

Mr. Todd Fayram
Chief Operating Officer

American Bonanza Gold Corp.
200 Granville Street – Suite 1238
Vancouver, BC
Canada V6C 1S4

RE:	PRECIOUS METALS (“PM”) PURCHASE CONTRACT AND BILL OF SALE (THE “AGREEMENT”) BETWEEN AURAMET TRADING, LLC, AND AMERICAN BONANZA GOLD CORP. TOGETHER WITH ITS OPERATING SUBSIDIARY BONANZA EXPLORATION INC

Dear Mr. Kirwin and Mr. Fayram:

AURAMET TRADING, LLC (“Buyer”) hereby agrees to purchase and AMERICAN BONANZA GOLD CORP. together with its operating subsidiary BONANZA EXPLORATION INC. (jointly and severally, “Seller”) hereby agrees to sell, transfer, assign, set over and convey to Buyer the PM described below on the following terms and conditions:

1.0 Material

Subject to its obligations to Resource Income Fund, L.P, 100% of the total gold production (the “Material”) produced from the Copperstone Mine located in Arizona. The Copperstone Mine is located in western Arizona, approximately 10 road miles northwest of the town of Quartzsite in La Paz Country Arizona.

2.0 Pricing Mechanisms

Buyer will provide the Seller with a flexible and comprehensive pricing and payment facility pursuant to the following terms and conditions:

2.1 Spot Pricing

Seller may price the Material based upon the estimated gold content contained in dore or concentrate, as per Seller’s assays, on Buyer’s spot market bid price during New York trading hours (8:30 a.m. to 4:30 p.m. Eastern Time) on any business day (defined as “any business day that the New York COMEX is open for business”). The spot value date is generally 2 business days from the date of pricing.

Unless priced on a spot or other basis as outlined herein, Buyer will work Seller’s firm orders 24 hours a day on a good until cancelled basis.

2.2 Pre-Pricing / Forward Pricing

Seller may price the Material for periods up to three months [or longer if a Price Protection Program] prior to outturn of refined PM at the Refinery (or such longer periods as the parties may mutually agree) based on the spot price as outlined above and adjusted to reflect the then current forward rates in effect at the time of pricing. The value date is the date (within the maximum tenor of three months) of the contract maturity.

2.3 Option Pricing

The Seller may, at its discretion, be either the seller or the buyer of European Style Gold Options (for Loco London delivery). Any option premium due will be payable on the premium value date (the option premium value date is generally 2 business days from the date of buying or selling the option).

If an option is exercised, the delivery and value date shall be 2 business days from the exercise date (unless otherwise agreed by Buyer and Seller).

Buyer’s standard terms and conditions shall apply to any transaction outlined above. The standard terms and conditions are outlined in the Master Trading Agreement which will be executed separately.

2.4 Payment

In all cases outlined above, the payment shall be as stated on the individual contract value date by wire transfer:

2.4.1 If to Seller

Seller’s designated account shall be provided in writing prior to the first payment date herein. Seller will advise Buyer by written notice of any modification to payment instruction and/or change in payment designated account.

2.4.2 If to Buyer

Buyer’s designated account shall be provided in writing prior to the first payment date herein. Buyer will advise Seller by written notice of any modification to payment instruction and/or change in payment designated account.

3.0 Purchase and Settlement Mechanisms – Spot; Forward; and In-Process Facility

Seller may sell the Material on the basis of any of the following three methods:

A.	on a Spot Basis, i.e. payment for and delivery of the Material generally made contemporaneously two (2) business days after pricing as set forth in Section 2.1.

B.	on a Forward Basis, i.e. payment for and delivery of the Material generally made contemporaneously on a date set up to three months following pricing in accordance with Section 2.2 above; or

C.

on an In Process Basis, i.e. the Material is priced and paid for while the Material is in process at the [refiner to be determined] refinery (“Refinery”), or some other location deemed reasonably acceptable to Buyer.

D.	Mechanics

1.	Form of Material

Dore or concentrate containing unrefined PM (the “Unrefined PM”). The Buyer shall be satisfied through final delivery of refined PM (“Refined PM”) in ingot or other form having a minimum purity of .999 at the Refinery.

2.	Delivery Schedule

Seller may make Periodic shipments on a [weekly, bi-weekly, monthly] basis from the mine site to the Refinery. Seller shall notify Buyer telephonically or by telecopy of all PM shipped pursuant to this Agreement. On the agreed upon outturn date (the “Outturn Date”) the material shall be credited to Buyer’s London pool account with JP Morgan Chase (“Buyer’s Metal Account”) unless otherwise agreed by the parties.

3.	Purchase Price For Material Sold on an In-Process Basis

The purchase price for material sold on an In-Process Basis shall equal the agreed upon amount per troy ounce of Refined PM as set forth in the applicable trade confirmation sent by Buyer to Seller (the “Purchase Price”), multiplied by the agreed upon estimated quantity of PM as set forth in the applicable trade confirmation sent by Buyer to Seller (the “Estimated Quantity”). The Purchase Price shall be based on the pricing established pursuant to Section 2.1 above and adjusted to reflect the agreed upon cost of financing and any market contango or backwardation for the period from the date of payment to the Outturn Date.

4.	Late Delivery

Subject to Buyer’s other rights hereunder, including the right of termination, if the Estimated Quantity is not credited to Buyer’s Metal Account on the Outturn Date, the Purchase Price shall be adjusted to reflect the additional financing cost of such delay. Such adjustment shall be calculated based on an amount equal to the then applicable market based PM lending rates (as reasonably determined by Buyer) for the period of time from the original Outturn Date to the date the Estimated

Quantity is finally credited to Buyer’s Metal Account released to Buyer.

5.	Shortfall/Surplus

Notwithstanding any of the foregoing, if, for any reason, there is a shortfall at the Outturn Date, then Seller shall immediately, through pool transfer, market transaction, or other manner acceptable to Buyer, transfer to Buyer the subject PM shortfall.

In the event that there is a surplus at Outturn, then Seller may elect to immediately sell the surplus amount at Buyer’s then current spot market price, or maintain the surplus balance of ounces in its account with Buyer until sold on a date specified by Seller in the future.

6.	Shortfall/Surplus Account

For practical purposes, Seller and Buyer may mutually agree to keep an ongoing over/under account which is to be settled whenever the over/under quantity exceeds 20 ounces of refined gold.

Buyer will provide Seller with a shipment by shipment settlement report which shall include the details of all pricings, outturns, payments, and adjustments. This shall be a perpetual electronic file which will be used by Seller and Buyer to monitor movements in the over/under account.

7.	Payment

The Purchase Price shall be paid by wire transfer to Seller’s designated account in US Dollars against Buyer’s receipt of the following documents:

	(a)	Seller’s letter of instruction to the Refinery in substantially the form attached hereto as Exhibit A; and

	(b)	An executed Refiner’s Holding Certificate in substantially the form attached hereto as Exhibit B.

8.	Title/Ownership of PM Shipment

Ownership of the PM shall become vested in Buyer as of the date that the Purchase Price multiplied by the Estimated Quantity is paid to Seller in accordance with the terms of this Agreement. All records and documents prepared by or which come into the possession of Seller with respect thereto shall be retained and maintained, in trust, for Buyer by Seller in a custodial capacity and delivered to Buyer upon request.

9.	Inspection

Buyer shall have the right to have an agent or representative inspect and/or take samples of the Unrefined PM at any time and to witness the loading/sealing of the containers in which the Refined PM is to be shipped from the Refinery.

4.0 Representations and Warranties, Covenants

Seller represents and warrants to Buyer that:

(a) the PM conforms to or will conform to the description of such goods contained in this Agreement; the material containing the PM contains no hazardous materials.

(b) Seller will convey good title to such PM free from any security interest, lien or encumbrance;

(c) Seller has all requisite power, authority, licenses and approvals necessary to enter into and perform its obligations under this Agreement;

(d) Seller or any person designated by Seller (including any signatory hereto) has due authorization to act in all respects relating to this Agreement;

(e) this Agreement and the transaction relating thereto are valid and legally binding obligations of the Seller enforceable against it in accordance with their terms;

(f) Seller is not insolvent, has not declared bankruptcy and has no intention or plans for doing so;

(g) Seller covenants and agrees to provide Buyer with immediate telephonic notice, promptly followed by electronic mail and telecopy, of the occurrence of any of the following events:

(1)any material discrepancy in the assays of Seller and Refiner;

(2) any loss or delay or other material event with respect to any PM purchased hereunder; and

Buyer represents and warrants to Seller that:

(b) The Buyer has sufficient financial and other resources to meet its obligations under this Agreement and the gold pre-payment dated February 14, 2012;

(c) Buyer has all requisite power, authority, licenses and approvals necessary to enter into and perform its obligations under this Agreement;

(d) Buyer or any person designated by Buyer (including any signatory hereto) has due authorization to act in all respects relating to this Agreement;

(e) this Agreement and the transaction relating thereto are valid and legally binding obligations of the Buyer enforceable against it in accordance with their terms;

(f) Buyer is not insolvent, has not declared bankruptcy and has no intention or plans for doing so;

5.0 Term

This Agreement shall be for a period of one year from the date hereof or as long as there are any obligations of Seller with Buyer under the gold prepayment dated February 14, 2012 or the call option agreement dated February 14, 2012; the Agreement shall be automatically extended for successive one year periods unless terminated by either party 60 days prior to the then expiration date hereof, provided that this Agreement may not be terminated by the Seller while any of such obligations under the financing or call options are outstanding.

6.0 Authorized Officers

The individuals identified herein shall be authorized to enter the transactions contemplated herein on behalf of Seller.

Name	Title
Brian Kirwin	Chief Executive Officer
Joe Chan	Chief Financial Officer

7.0 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial

This Agreement shall be governed by and interpreted under the laws of the State of New York.

Each party waives the posting of any bond otherwise required in connection with any judicial process or proceeding to enforce any judgment or other court order entered in favor of such party, or to enforce this Agreement or any other agreement or document between Seller and Buyer. In addition, each party waives any right that they may have to a jury trial.

8.0 Notices

8.1 If to Buyer:

Auramet Trading, LLC
2 Executive Drive
Suite 645
Fort Lee, NJ 07024
Tel: 201-905-5002
Fax: 201-905-5001

8.2 If to Seller:

American Bonanza Gold Corp.
200 Granville Street – Suite 1238
Vancouver, BC
Canada V6C 1S4
Tel: 604-688-7523
Fax: 604-681-0122

To signify your acceptance of these terms, please sign this Agreement in the space provided below and return it by fax to 201-905-5001.

Yours truly,

Auramet Trading, LLC

Signed: ______________________

By: Justin M. Sullivan

Accepted and Agreed:

American Bonanza Gold Corp.

Signed: ______________________

By: Brian Kirwin - President & CEO

Bonanza Exploration Inc.

Signed: ______________________

By: Brian Kirwin - President

8

5077980.1

Exhibit A
[Letterhead]

[INSTRUCTIONS TO THE REFINER]

[ ] [ ], 2011

Customer Service Manager

VIA FAX:

Dear Sirs:

RE:	(“Seller”) Sale to Auramet Trading, LLC(“Buyer”), Shipment Number [ ].

This letter is to confirm that Seller has sold [dore, concentrate, carbon material] containing [ ] troy ounces of gold (the “PM”) to Buyer pursuant to a Purchase Contract and Bill of Sale dated [] [], 2011. The PM is currently in transit in unrefined form to [ ] (the “Refinery”) pursuant to bill of lading number [ ]. Seller agrees to be responsible for and pay all refining costs.

This transfer and conveyance cannot be withdrawn or amended without the prior written consent and explicit agreement of Buyer. All further instructions concerning this PM shall come exclusively from Buyer.

Upon the receipt of this fax, please complete the following form indicating your understanding and acceptance of these instructions and fax the completed form separately to Auramet, Precious Metals Operations, 201-905-5001.

Thank you in advance for your assistance.

Regards,
[_________]

______________________
[ Title ]

Exhibit B
[Refiner/Processor’s Holding Certificate]

From:

To:	Auramet Trading, LLC
Suite 645, 2 Executive Drive
Fort Lee, NJ 07024
Tel : 201-905-5000
Fax: 201-905-5001

Re:	PM Shipment, Bill of Lading #[ ] from [ ] (“Seller”).

We hereby confirm receipt of Seller’s notice dated [ ] [ ], 2011 and acknowledge that the above-captioned PM shipment has been sold to Auramet Trading, LLC (“Buyer”) and that title to such goods has been transferred to Buyer.

We hereby irrevocably undertake that upon receipt of such goods we shall hold them to the order of Buyer without set-off, deduction or counterclaim. We agree that Seller shall be the sole party responsible for the payment of any and all refining costs associated with this PM shipment. Such goods and any documents relating thereto shall not be released to anyone other than Buyer without the prior written agreement of Buyer.

We undertake to keep the same free from any mortgage, charge, pledge, lien or other encumbrance and all other third party rights.

We undertake to promptly inform you in the event and to the extent that the weights or assays produced by us materially differ from those received from your Seller with respect to the captioned Shipment.

Such goods are insured under our existing all risk (including casualty and theft) policy. We hereby undertake to keep the goods insured while they are in our possession.

Sincerely,

By: _________________________